EXHIBIT 11

                        COMPUTATION OF PER SHARE EARNINGS




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                                         COMPUTATION OF PER SHARE EARNINGS

                                           1997           1996          1995
Basic earnings per share:
Net earnings.........................   $3,748,698     $1,286,248    $3,471,634
Common shares........................    5,166,857      5,124,474     5,095,568
Per share amount.....................          .73            .25           .68

Diluted earnings per share:
Net earnings.........................   $3,748,698     $1,286,248    $3,471,634
Effect of dilutive
     securities - stock options......       29,364         12,149       107,660
Diluted earnings per share...........          .72            .25           .67





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